Sit Investment Associates
Mutual Funds Newsletter
Fall 2019

Luncheon Speakers Agree: Recession Not Imminent

Sit Chairman and Global Chief Investment Officer Roger Sit greeted shareholders and opened the program with an introduction of guest speaker Dr. Sidney Jones, Sit Mutual Funds director and respected economist.

Jones noted that global growth has decelerated sharply due to the collapse of foreign trade. The OECD (an intergovernmental economic organization) now predicts that the global 2019 GDP will only be 2.9% -- the lowest figure since the great recession, and its future is fragile and uncertain.

While the U.S. economy has decelerated, Jones believes that personal spending, which represents roughly 70% of the economy, will be enough to hold the economy above water through 2020. Potential GDP growth is dependent on robust personal consumption, sustained public/government consumption, and weak business investment and residential construction. The critical issue now is whether weak business investment will spread into the services sector and cause a deceleration of income and job creation. Recent business and consumer sentiment surveys suggest great uncertainty and growing concern. We don't know what will happen next, but much depends on that consumer sentiment.

U.S. Federal government spending has surged while revenues decelerated which widened the deficit. The gross national debt has now risen to $22.8 trillion. The Congressional Business Office projects a cumulative budget deficit of $12.2 trillion over the next ten years, bringing the national debt to well over $34 trillion dollars. When long and medium term interest rates regress to normal levels, Jones stated that we will be spending more money on interest than national defense.

Monetary policy abruptly changed in 2019, as the Fed abandoned its gradual normalization program by raising the policy interest rate target and slowly unwinding $4.5 trillion of Fed assets picked up during the crisis of 2008-2009. By the end of 2018, the Fed had raised the interest rate target nine times. On July 31st, they cut their target and have since cut it again. Jones believes the cuts will continue in 2020. Just weeks ago, the Fed announced that it will start buying Treasury bills at $60 billion per month.

The September global PMI survey (purchasing manager's index) indicated major economies are in contraction. September PMI in the U.S. also indicates manufacturing contraction. The World Trade Organization's global trade forecast is only 1.2% this year and 2.7% next year. While manufacturing is only 8% of U.S. employment and 12% of our output, the risk is that the recession in manufacturing may spread into consumption.

Converging political, economic, social, and military risks suggest that the economic outlook has become increasingly and dangerously brittle with vulnerabilities to known and unknown exogenous shocks. The unbalanced reliance on consumption provides crucial cyclical buffers but also increases downside risks if business and consumer confidence deteriorate. Accelerating global uncertainty and disputes have coincided with an erosion of common goals and coordination as political variables dominate decisions. Nevertheless, real progress in resolving these policy tensions could reduce uncertainty and encourage more investment to supplement consumption. Jones' baseline forecast for U.S. real GDP growth rate in 2020 is 2.0%.

Roger Sit discussed the global economic and investment environment as well as the firm's investment strategy. He agreed with Jones that the U.S. will not experience a recession through 2020.

Geopolitical issues, particularly the U.S.-China trade wars and Brexit, have created headwinds and a downshift in growth, but U.S. and global economies remain resilient. Sit warns that markets will continue to be volatile due to the uncertainty created by geopolitical factors. He stressed that security fundamentals for both equities and fixed income will continue to be important due to market uncertainty and volatility.

Accommodative monetary policies and pro-growth policies have helped offset political headwinds and allowed the U.S. economy to grow. Despite various actions taken to help improve its economy, China's growth continues to slow. Europe is teetering on the brink of recession, led by Germany's slowdown. The UK, where the Brexit battles continues, is a major uncertainty. Japan continues its struggle, but is surviving as a result of a very accommodating monetary policy. Sit believes that some clarity will gradually emerge in the major issues of U.S./China trade and Brexit.

Because of the difficulty of predicting the timing, outcome, and impact of geopolitical issues, visibility is obscured on economic strength and, in turn, corporate health and corporate earnings. This is important as equity market appreciation is strongly correlated to corporate earnings growth.

As a result of the many overlapping uncertainties, markets are relying on fundamentals for direction and are no longer being led by just monetary policies. Sit believes that we are in a security-picker's market in which fundamentals matter.

The firm believes that equities are relatively more attractive now than traditional fixed-income. Equity valuations are inexpensive relative to history and attractive relative to bonds in the current very low interest rate environment. Credit spreads have fluctuated between the relatively low yields on government bonds and the relatively high yields on corporate bonds. Interest rates have moved lower due to geopolitical and economic concerns and a more dovish Federal Reserve.

Active versus passive investing, historically, has been cyclical. Passive investing benefitted from significant quantitative easing, low interest rates, and lack of market volatility worldwide. Active management helps protect/limit exposure in more volatile/down markets. Sit said that having a diversified portfolio of both styles balances risk and reward.

Investment Outlook and Strategy Summary
by Roger J. Sit - Chairman and Chief Investment Officer



The U.S. and China trade talks and global industrial downturn are taking a toll on U.S. business confidence and capital investment, but consumer spending has so far been relatively unscathed -- buoyed by a tight labor market, rising wage growth, and improving household net worth. Nonetheless, trade frictions and tit-for-tat tariffs may ultimately jeopardize job creation, consumer confidence, and U.S. economic expansion.

The Federal Reserve reduced the fed funds rate 25 basis points at its September meeting, bringing the target range to +1.75 – 2.00%. U.S. financial conditions have eased appreciably in 2019, which typically correlates well to a rebound in economic activity. However, the decoupling of this relationship year to date highlights both the degree to which immense uncertainty is curbing investment and the limitations of monetary policy within the context of the trade war. The drop in U.S. bond yields has also slowed the U.S. dollar's steady climb. Yet, the effectiveness of Fed policy is being blunted by responses in kind by global central banks, with 16 central banks reducing interest rates in the third quarter and additional cuts expected in the fourth quarter.

The plunge in U.S. mortgage rates toward historically low levels has led to a surge in refinance activity, with lower monthly mortgage payments likely supporting consumer spending. Mortgage debt service as a percentage of disposable income is at a record low. Through improved affordability, lower rates are also giving a boost to the housing market.

With business investment under pressure and fiscal stimulus expected to ebb in 2020, the growth of the economy is increasingly reliant on consumer spending. Early forecasts for the holiday shopping season have been promising, with the National Retail Federation projecting year-over-year retail sales growth of +3.8 - 4.2% versus +2.1% last year. While job growth has downshifted modestly year to date against a backdrop of mounting uncertainty and waning manufacturing output, initial unemployment claims are at a record low and wage growth remains steady. Stable credit growth, a positive wealth effect, and elevated confidence also support a favorable outlook for consumer spending. Nonetheless, the current macro landscape is especially fluid and vulnerable to exogenous shocks. The dip in manufacturing work hours, flagging utilization, and waning margins may foreshadow looming layoffs if trade talks break down. However, we believe a trade deal, even if far less than ideal, will materialize based on rising economic pressures in China and President Trump's desire for a "win" heading into the 2020 election.

Euro Area GDP growth estimates continue to be ratcheted down, with Germany's trade-reliant economy especially suffering the fallout from trade conflicts, soft auto sales, and Brexit-related uncertainty. Better growth in Spain and France relative to Germany, however, aided Euro Area real GDP, which is now projected at just above +1.0%.

In the UK, chronic uncertainty over Brexit is weighing heavily on growth, with real GDP projected to slow to a year-over-year pace of under +1.0% in coming quarters. Depreciation of the pound sterling is contributing to higher import prices, but ebbing core inflation may provide room for the Bank of England to ease policy.

The durability of Japan's current economic expansion will be tested in the months ahead. The strongest labor market in three decades and modest wage gains have buoyed spending and underpinned economic growth. Japan has initiated aggressive fiscal measures to ease the burden, but we expect the tax hike to dampen consumer spending. Slowing growth abroad has weakened exports and manufacturing for most of this year and is beginning to sour corporate sentiment and slowing capital expenditures amid ongoing trade uncertainty.

China's GDP growth moderated to +6.2% year over year in 2Q19, and macro data point to a further slowdown ahead. In the latest readings from August, sluggish credit growth, slowing investment, 17-year low industrial production and deflating producer prices paint a broadly challenging environment, especially for the manufacturing sector. Given the new U.S. tariff on Chinese imports that started in September and expectations for additional duties, external demand is projected to weaken further. Monetary easing will likely remain measured to avoid a buildup in financial imbalances that could imperil future growth. While we retain our real GDP growth estimate of +6.2% in 2019, we see high risk of growth dipping below +6.0% in 4Q2019 and 2020.

India's economic expansion continues to decelerate against year-over-year comparisons, with a retrenchment in consumption pushing calendar 2Q19 real GDP growth to a 25-quarter low of +5.0%. We believe India's real GDP growth rate is bottoming and poised to improve modestly into 2020.

South Korea's economy continues to be adversely impacted by trade conflicts and the dip in global industrial activity. Economic and trade uncertainty, as well as softening corporate profit growth, are taking a toll on fixed investment. However, consumption has proven resilient, driving expectations for real GDP growth of +2.0% in 2019. While slowing household income growth and ebbing confidence may curb private consumption going forward, domestic demand is supported by aggressive fiscal easing.

Despite easing financial conditions, Brazil's GDP continues to expand at a pace of roughly +1.0% following a severe mid-2014 to year end 2016 recession.

Mexico's real GDP growth is now projected to moderate to about +0.5% in 2019 versus an annualized average of +2.6% for the prior five-year period. Although we expect the U.S.-Mexico-Canada Agreement to pass, the risk of it not passing would be detrimental to Mexico's economic growth.

Fixed Income

Interest rates continued to decline in the third quarter of 2019 as the Federal Reserve signaled additional monetary policy accommodation. The decline in U.S. Treasury yields was generally a flattener, as 2-year yields were down 12 basis points and 30-year yields were down 40 basis points. We believe the decline in the 30-year was driven by a flight to quality. The market is still currently pricing in one to two more cuts by year-end. We also believe the Fed will further reduce interest on excess reserves to the lower bound of the fed funds target rate.

Taxable Bonds – Sit portfolio durations are generally neutral or near their expected benchmarks, as the expected rate cuts and balance sheet expansion from the Fed will likely keep rates range-bound in the immediate term. We have upgraded the quality of portfolios as disruptions in the repo market have the potential to widen yield spreads, and we have increased liquidity to take advantage of situationally specific trading opportunities as they arise amid market volatility.

Municipal Bonds – The municipal yield curve significantly flattened by 32 basis points (from 1-30 years) over the third quarter to a spread of 75 basis points. Although now flat out to 7 years, the municipal yield curve has never had a meaningful inversion in its long history – in contrast to the Treasury market.

The technical outlook for the municipal market remains positive. Demand from individual investors, especially in states with high taxes, was stoked by late 2017 federal tax law changes that capped SALT deductions, thereby raising federal tax liabilities. Inflows into municipal bond funds in 2019 continue to run at a record pace, totaling $66 billion year to date. Households and mutual funds now hold 66% of total municipal bonds outstanding. Their heightened demand more than offset diminished interest from corporations, whose tax rates were lowered. Lows in interest rates sparked an increase of new issues in the third quarter to over $103.2 billion.

Municipal returns in coming quarters are unlikely to improve year-to-date performance. However, we believe that municipal bonds are an excellent source of value, particularly in the latter stages of an economic cycle. Typically rated much higher than corporates, municipal bonds are rated on a more conservative ratings scale, and default in far lower frequencies. We continue to favor high-quality medium to long-term municipal housing bond issues and other bonds possessing short call provisions and intermediate duration. We remain focused on providing strong tax-exempt income.

Equities

U.S. equities have largely performed better than international equivalents, with the S&P 500® Index generating a total return of +18.5% for the first nine months. Stock gains have been strong across most sectors this year, with health care and energy the

two exceptions. Consumer staples, real estate, and utilities sectors outperformed in the third quarter. Appreciation of the S&P 500 Index year to date has been driven almost entirely by price-to-earnings multiple expansion. Assuming recession is averted and the U.S. economy maintains its current glide path, corporate earnings growth should normalize in 2020 and be the primary catalyst for domestic equity market gains going forward.

Global monetary easing should sustain equity valuations through lower interest rates and higher liquidity. Stocks should also benefit from the T.I.N.A., or "there is no alternative" effect as economic, policy, and geopolitical uncertainties diminish. Investors are currently piling into bonds in search of safe havens, driving unappealing yields down further. We believe investors will increasingly seek exposure to high-quality, growth-oriented, dividend-paying stocks as many now trade at compelling valuations, the investment style historically performs relatively well in periods of financial market volatility (which we expect to rise in coming years), and dividends offer incremental returns in an environment of moderating stock market gains.

We remain positive on the outlook for U.S. equities, as lower interest rates continue to provide key support for valuations as the earnings backdrop becomes more challenging for many companies. Diversification remains a critical element of our strategy as market leadership will likely vacillate as investors struggle with the uncertainties around trade, geopolitics, and the efficacy of easier monetary policy at this stage of the economic cycle. We continue to believe in the merits of a "barbell" strategy – i.e., balancing pro-cyclicals against more stable, visible growth companies, including those paying dividends. Tactically, we have continued to shift away from pro-cyclicals in areas where headwinds are growing incrementally stronger and toward groups with above-average stability. Selectivity is critical as we believe frothy valuations will be increasingly difficult to sustain against a more challenging economic growth backdrop.

Regardless of sector, growth stocks with attractive dividend yields remain appealing as investors increasingly seek out stocks to generate income given the

plunge in interest rates and Fed accommodation. We believe that a combination of global monetary easing and progress in the U.S.-China trade dispute could reignite growth, and we are monitoring developments that may warrant a more aggressive, pro-cyclical stance within portfolios.

Within international portfolios, we currently prefer exposure to investment opportunities in China, India, and South Korea. We remain positive on China's long-term prospects and, therefore, maintain an overweight position in "new economy" stocks. We continue to be positive on the Indian and South Korean markets. Indian market valuations remain attractive. Our India investment strategy is in sectors that are economic beneficiaries – consumer, financial, energy, information services, and industrials. In South Korea, a recovery in earnings as well as attractive valuations provide good opportunities. Our South Korean holdings are focused on technology, financial, pharmaceutical, and material stocks.

We continue to underweight Europe in global portfolios. Ongoing structural issues, populism movement, weakening industrial environment, unpredictable consumer, and our belief that both the European Central Bank and Bank of England will be unable to stimulate the region make us cautious. Within Europe, we look for companies that have exposure to the U.S. where there appears to be more solid/steady growth. We prefer investments in the Euro Area as the ongoing Brexit concerns will likely continue to weigh on UK stocks.

We continue to underweight Japan. Structural challenges hinder the country's long-run prospects as a rapidly aging population limits potential growth, a rigid labor market restricts gains in productivity and wages, and a large debt load constrains fiscal flexibility. We favor a mix of overseas-exposed companies and defensive domestic consumption names.

In Latin America, we continue to underweight Brazil and Mexico due to weak economic growth. Within Brazil, we prefer investments in the consumer and financial sectors based on improving retail spending and bank credit growth. Our investments in Mexico are defensive, with preference towards domestic consumer staples.

New IRS Form 1040-SR

At the IRS Nationwide Tax Forum a few months ago, the IRS released a draft version of a new and simplified income tax form for those age 65 and over, the IRS Form 1040-SR, "U.S. Tax Return for Seniors." Many older Americans have been using the longer, more complicated 1040 because they can't meet the strict requirements for filing the 1040-EZ but will have this new option next year. The creation of the new form was the result of the 2018 Bipartisan Budget Act which, among other things, called for the development of a new tax form that would make it easier for seniors to file their taxes.

Using the new form isn't mandatory for seniors and if you complete your taxes electronically, you probably won't notice much difference. But if you file your taxes by hand, the new form includes larger fonts and improved uses of shading to boost clarity. In addition, the current year's standard deduction amounts are included on the form (including the extra deduction amounts allowed for seniors) for all tax filing statuses (e.g. Single, Married Filing Jointly, Married Filing Separately, Head of Household). The form also has lines for specific types of retirement income that are common for seniors, including interest, dividends, Social Security benefits, Traditional and Roth IRA distributions and income received from pensions and annuities.

The draft version of the form can be viewed at www.irs.gov/pub/irs-dft/f1040s--dft.pdf. The IRS says they will post the final version of the form on their website by the end of the year. For additional information, see IRS Publication 554, "Tax Guide for Seniors", available at www.irs.gov or by calling 1-800-TAX-FORM.

2019 Year-End Fund Distributions

The Sit Mutual Funds year-end distribution record date is December 18th, and distributions will be paid on December 19th. Distribution estimates are available now at www.sitfunds.com/2019-tax-information. Fund distributions will be reported on the website on December 19th.

2020 Investment Seminars

Join us for breakfast or lunch at our 2020 investment seminars. Breakfast sessions begin at 7:30 a.m. at the Edina Country Club located at 5100 Wooddale Avenue, Edina, MN. Lunch sessions begin at noon in the third floor conference room of the IDS Tower at 80 South 8th Street in downtown Minneapolis. These popular seminars are free, but reservations are required. Call Steve Benjamin at 612-359-2554 or send an email to spb@sitinvest.com to reserve your spot.

For details of the 2020 investment seminars, please visit the seminar webpage at http://www.sitfunds.com/2020-investment-seminar-schedule/

February 25, 2020 *Risk Literacy and Investment Decisions*

March 31, 2020 *Money Beliefs and Financial Behaviors*

April 28, 2020 *Understanding the Longevity Revolution*

National Taxpayer Advocate Retires

Tax lawyer Nina Olson, who led the Taxpayer Advocate Service, retired last summer. The office of Taxpayer Advocate is an independent organization within the IRS and has enormous power to order the IRS to do something, to not do something, or to stop doing something.

The Service's role is to intercede for taxpayers when normal IRS channels aren't working and to identify harmful tax policies and practices that should be changed. One of Olson's biggest achievements was creating the Taxpayer Bill of Rights, which is a tool to educate taxpayers and IRS staff that individuals have certain rights when working with the IRS.

Since the office's creation in 1996, it has helped over four million taxpayers resolve problems ranging from frozen tax refunds to tax liens that threaten an individual's livelihood. To help frustrated taxpayers, each state has at least one local Taxpayer Advocate office to help if:

- your problem is causing financial difficulties for you, your family or your business;
- you or your business face an immediate threat of adverse action; or
- you have tried repeatedly to contact the IRS with no response or delays in responding by a promised date.

To find your Taxpayer Advocate office, visit www.irs.gov/advocate/local-taxpayer-advocate or call 1-877-777-4778.

TAXPAYER BILL OF RIGHTS

1. The Right to be Informed
2. The Right to Quality Service
3. The Right to Pay No More than the Correct Amount of Tax
4. The Right to Challenge the IRS's Position and Be Heard
5. The Right to Appeal an IRA Decision in an Independent Forum
6. The Right to Finality
7. The Right to Privacy
8. The Right to Confidentiality
9. The Right to Retain Representation
10. The Right to a Fair and Just Tax System

New Retirement Contribution Limits

	2020	
	Under age 50	Age 50 or Older
Traditional & Roth IRA	$6,000	$7,000
SIMPLE IRA	$13,500	$16,500
401(k)	$19,500	$26,000

Sit Dividend Growth Fund

As of September 30, 2019

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | | | | | 30-Day SEC Yield[1] |
		1 Year	3 Year	5 Year	10 Year	Since Inception	
Class I Shares	**3.62**	**5.14**	**11.49**	**9.48**	**12.05**	**9.55**	**1.66**
S&P 500® Index	1.70	4.25	13.39	10.84	13.24	8.66	
Class S Shares	**3.58**	**4.88**	**11.22**	**9.21**	**11.78**	**8.89**	**1.41**
S&P 500 Index	1.70	4.25	13.39	10.84	13.24	8.62	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	4.7	Broadcom, Inc.	2.1
Apple, Inc.	3.3	PepsiCo, Inc.	2.1
Verizon Communications, Inc.	3.1	JPMorgan Chase & Co.	1.8
Johnson & Johnson	2.6	Medtronic, PLC	1.7
Home Depot, Inc.	2.3	Becton Dickinson and Co.	1.7
		Total	25.3

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	14.6
Finance	14.5
Electronic Technology	11.5
Producer Manufacturing	8.6
Consumer Non-Durables	8.1
Technology Services	8.1
Energy Minerals	5.6
Retail Trade	5.3
Sectors Less Than 5.0%	23.0
Cash and Other Net Assets	0.7

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$206.7
S Share Assets (Millions):	$38.5
Number of Holdings:	78
Wtd. Avg. Market Cap (Billions):	$194.1
Median Market Cap (Billions):	$65.5
Turnover Rate:	12.7 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Roger J. Sit, 29 years
 Kent L. Johnson, CFA, 30 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	0.70%	0.95%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Dividend Growth Fund is found on page 19.

Sit Small Cap Dividend Growth Fund

As of September 30, 2019

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 29 years
Kent L. Johnson, CFA, 30 years
Robert W. Sit, CFA, 28 years
Michael T. Manns, 32 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	3 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**0.61**	**-0.75**	**6.49**	**5.42**	**1.57**
Class S Shares	**0.55**	**-1.01**	**6.23**	**5.15**	**1.33**
Russell 2000® Index	-2.40	-8.89	8.23	5.90	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets
MKS Instruments, Inc.	2.5
Monolithic Power Systems, Inc.	2.4
Cabot Microelectronics Corp.	2.3
Axis Capital Holdings, Ltd.	2.1
Booz Allen Hamilton Holding Corp.	2.0
Strategic Education, Inc.	1.9
Scotts Miracle-Gro Co.	1.8
Encompass Health Corp.	1.8
Nexstar Media Group, Inc.	1.8
Brink's Co.	1.7
Total	20.3

PORTFOLIO SECTOR ALLOCATION (%)

Finance	26.1
Consumer Services	9.8
Producer Manufacturing	9.7
Electronic Technology	8.0
Commercial Services	7.1
Process Industries	4.8
Utilities	3.9
Technology Services	3.8
Sectors Less Than 3.5%	21.1
Cash and Other Net Assets	5.7

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$12.7
S Share Assets (Millions):	$4.0
Number of Holdings:	81
Wtd. Avg. Market Cap (Billions):	$4.6
Median Market Cap (Billions):	$3.5
Turnover Rate:	7.2 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Dividend Growth Fund is found on page 19.

Sit Global Dividend Growth Fund

As of September 30, 2019

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	**2.01**	**5.22**	**8.81**	**6.40**	**8.16**	**8.53**	**1.53**
Class S Shares	**1.89**	**4.90**	**8.52**	**6.13**	**7.89**	**8.25**	**1.28**
MSCI World Index	0.53	1.83	10.21	7.18	9.01	7.92	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.0
Producer Manufacturing	12.2
Consumer Non-Durables	11.4
Technology Services	9.0
Health Technology	7.8
Electronic Technology	7.4
Consumer Services	6.2
Process Industries	5.1
Sectors Less Than 5.0%	20.8
Cash and Other Net Assets	4.1

PORTFOLIO COUNTRY ALLOCATION (%)

United States	67.5
United Kingdom	8.0
Germany	5.6
Switzerland	3.2
Ireland	2.8
Spain	2.7
Netherlands	2.0
Canada	1.9
4 Countries Less Than 1.9%	2.2
Cash and Other Assets	4.1

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	5.8
JPMorgan Chase & Co.	3.3
Verizon Communications, Inc.	3.1
Starbucks Corp.	2.8
Johnson & Johnson	2.6
Apple, Inc.	2.6
Nestle SA	2.4
Allianz SE, ADR	2.4
PepsiCo, Inc.	2.3
Union Pacific Corp.	2.2
Total	17.6

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$30.9
S Share Assets (Millions):	$3.4
Number of Holdings:	68
Wtd. Avg. Market Cap (Billions):	$205.1
Median Market Cap (Billions):	$69.4
Turnover Rate:	5.4 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 29 years
Kent L. Johnson, CFA, 30 years
Raymond E. Sit, 27 years
Tasha M. Murdoff, 23 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Global Dividend Growth Fund is found on page 19.

Sit Balanced Fund

As of September 30, 2019

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 29 years
Bryce A. Doty, CFA, 29 years
Ronald D. Sit, CFA, 35 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**1.22**	**4.49**	**9.42**	**7.74**	**8.83**	**7.08**
S&P 500® Index	1.70	4.25	13.39	10.84	13.24	9.59
Bloomberg Barclays Aggregate Bond Index	2.27	10.30	2.92	3.38	3.75	5.27

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. ManagemeIt fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Microsoft Corp.	2.9
Visa, Inc.	2.7
Apple, Inc.	2.7
Alphabet, Inc.	2.4
Amazon.com, Inc.	2.0

Bonds

Company Name	% of Net Assets
U.S. Treasury Strip, 2.42%, 11/15/27	0.6
U.S. Treasury Inflation, 0.88%, 1/15/29	0.6
Johnson & Johnson, 5.95%, 8/15/37	0.6
UnitedHealth Group, 4.45%, 12/15/48	0.5
WW Grainger, Inc., 4.60%, 6/15/45	0.5

PORTFOLIO ALLOCATION (%)

Stocks	59.0
Bonds	33.6
Cash and Other Net Assets	7.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$34.8
Number of Holdings:	220

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Balanced Fund is found on page 19.

Sit ESG Growth Fund

As of September 30, 2019

FUND PERFORMANCE (%)

	3 Month	Annualized Returns		
		1 Year	3 Year	Since Inception
Class I Shares	**0.53**	**3.52**	**10.26**	**9.97**
Class S Shares	**0.46**	**3.23**	**9.99**	**9.69**
MSCI World Index	0.53	1.83	10.21	10.99

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	4.4	Iberdrola SA, ADR	2.7
Allianz SE, ADR	3.6	Verizon Communications, Inc.	2.5
Apple, Inc.	2.8	Novartis AG, ADR	2.5
Home Depot, Inc.	2.7	Nestle SA, ADR	2.4
Ingersoll-Rand, PLC	2.7	Ecolab, Inc.	2.4
		Total	28.8

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	15.6
Health Technology	13.7
Finance	12.6
Consumer Non-Durables	11.9
Electronic Technology	6.8
Consumer Services	6.4
Producer Manufacturing	6.4
Retail Trade	4.0
Sectors Less Than 4.0%	18.2
Cash and Other Net Assets	4.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$3.4
Number of Holdings:	52
Wtd. Avg. Market Cap (Billions):	$200.4
Median Market Cap (Billions):	$75.2
Turnover Rate:	18.4 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE

Cap Size \ Style	Value	Blend	Growth
Large			■
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 29 years
David A. Brown, 24 years
Kent L. Johnson, CFA, 30 years
Michael T. Manns, 32 years
Tasha M. Murdoff, 23 years

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit ESG Growth Fund is found on page 19.

Sit Large Cap Growth Fund

As of September 30, 2019

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 29 years
Ronald D. Sit, CFA, 35 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**1.08**	**2.82**	**14.58**	**11.35**	**11.97**	**10.17**
Russell 1000® Growth Index	1.49	3.71	16.89	13.39	14.94	11.40

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	7.5	Facebook, Inc.	3.0
Apple, Inc.	7.4	UnitedHealth Group, Inc.	2.5
Alphabet, Inc.	6.8	Home Depot, Inc.	2.3
Amazon.com, Inc.	4.6	Adobe, Inc.	2.2
Visa, Inc.	4.1	Estee Lauder Cos., Inc.	2.1
		Total	42.5

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	29.3
Electronic Technology	15.0
Retail Trade	8.4
Producer Manufacturing	7.9
Consumer Services	7.4
Consumer Non-Durables	7.3
Health Technology	5.9
Finance	4.4
Sectors Less Than 4.0%	13.1
Cash and Other Net Assets	1.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$114.3
Number of Holdings:	64
Wtd. Avg. Market Cap (Billions):	321.7
Median Market Cap (Billions):	83.4
Turnover Rate:	4.7 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Large Cap Growth Fund is found on page 19.

Sit Mid Cap Growth Fund

As of September 30, 2019

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**-3.13**	**-0.79**	**10.53**	**7.15**	**10.78**	**11.29**
Russell Midcap® Growth Index	-0.67	5.20	14.50	11.12	14.08	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
TJX Cos., Inc.	3.0	Thermo Fisher Scientific, Inc.	2.2
Euronet Worldwide, Inc.	2.7	Booz Allen Hamilton Holding Corp.	2.1
Arista Networks, Inc.	2.6	Ecolab, Inc.	1.9
Ingersoll-Rand, PLC	2.4	ANSYS, Inc.	1.8
Waste Connections, Inc.	2.2	Scotts Miracle-Gro Co.	1.7
		Total	22.6

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	19.4
Electronic Technology	11.3
Health Technology	11.0
Finance	9.8
Producer Manufacturing	8.6
Consumer Services	8.3
Commercial Services	4.9
Retail Trade	4.5
Sectors Less Than 4.0%	19.1
Cash and Other Net Assets	3.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$161.7
Number of Holdings:	80
Wtd. Avg. Market Cap (Billions):	$21.2
Median Market Cap (Billions):	$8.7
Turnover Rate:	8.6 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 29 years
  Kent L. Johnson, CFA, 30 years
  Robert W. Sit, CFA, 28 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Mid Cap Growth Fund is found on page 19.

Sit Small Cap Growth Fund

As of September 30, 2019

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 29 years
Kent L. Johnson, CFA, 30 years
Robert W. Sit, CFA, 28 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**-4.20**	**-4.99**	**9.05**	**5.68**	**10.13**	**9.77**
Russell 2000® Growth Index	-4.17	-9.63	9.79	9.08	12.25	7.93

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets
Euronet Worldwide, Inc.	2.6
Waste Connections, Inc.	2.2
Booz Allen Hamilton Holding Corp.	2.0
Arista Networks, Inc.	2.0
Aspen Technology, Inc.	1.9
Globant SA	1.9
Scotts Miracle-Gro Co.	1.8
Trex Co., Inc.	1.8
Take-Two Interactive Software, Inc.	1.7
Monolithic Power Systems, Inc.	1.7
Total	19.5

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	17.5
Health Technology	11.0
Consumer Services	10.4
Electronic Technology	8.7
Producer Manufacturing	8.7
Industrial Services	6.5
Commercial Services	6.2
Consumer Durables	5.6
Sectors Less Than 5.5%	19.4
Cash and Other Net Assets	6.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$94.5
Number of Holdings:	83
Wtd. Avg. Market Cap (Billions):	$7.4
Median Market Cap (Billions):	$5.3
Turnover Rate:	6.9 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Growth Fund is found on the last page of this publication.

Sit International Growth Fund

As of September 30, 2019

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**-2.57**	**-0.47**	**4.22**	**2.73**	**4.46**	**3.84**
MSCI EAFE Index	-1.07	-1.34	6.48	3.27	4.90	5.17

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	17.8
Consumer Non-Durables	12.6
Health Technology	11.8
Technology Services	11.2
Producer Manufacturing	10.6
Electronic Technology	9.1
Energy Minerals	4.0
Consumer Durables	3.2
Sectors Less Than 3.0%	17.8
Cash and Other Net Assets	1.9

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	17.1
Switzerland	13.5
China/Hong Kong	10.4
Japan	9.0
France	7.6
Germany	6.5
Canada	5.4
United States	5.0
10 Countries Less Than 5.0%	23.6
Cash and Other Assets	1.9

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	3.2
Allianz SE	2.3
adidas AG	2.2
Safran SA	2.2
Royal Dutch Shell, PLC, ADR	2.2
Iberdrola SA	2.1
Euronet Worldwide, Inc.	2.0
Schneider Electric SE	1.9
ASML Holding NV	1.9
Terumo Corp.	1.9
Total	21.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$22.6
Number of Holdings:	78
Wtd. Avg. Market Cap (Billions):	$76.7
Median Market Cap (Billions):	$31.7
Turnover Rate:	4.5 %

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 29 years

Tasha M. Murdoff, 23 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. and Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit International Growth Fund is found on page 19.

Sit Developing Markets Growth Fund

As of September 30, 2019

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 29 years
Raymond E. Sit, 27 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	1.40%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**-4.94**	**-4.50**	**6.86**	**1.33**	**1.86**	**3.81**
MSCI Emerging Markets Index	-5.11	-4.48	3.48	-0.09	0.91	2.96

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	23.0
Electronic Technology	15.7
Retail Trade	9.3
Technology Services	9.3
Consumer Services	6.3
Consumer Non-Durables	5.2
Energy Minerals	5.1
Health Technology	5.1
Sectors Less Than 5.0%	16.0
Cash and Other Net Assets	5.0

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	37.4
South Korea	10.4
India	7.1
South Africa	7.0
Taiwan	6.0
Chile	4.1
Israel	3.3
Indonesia	3.3
9 Countries Less Than 3.3%	16.4
Cash and Other Assets	5.0

TOP TEN HOLDINGS

Company Name	% of Net Assets
Samsung Electronics Co., Ltd.	5.3
Alibaba Group Holding, Ltd., ADR	5.0
Tencent Holdings, Ltd.	5.0
iShares MSCI India ETF	3.9
Taiwan Semiconductor Co.	3.4
NICE Systems, Ltd., ADR	3.3
TAL Education Group, ADR	3.3
HDFC Bank, Ltd., ADR	3.2
Bid Corp., Ltd.	2.9
China Construction Bank Corp.	2.9
Total	38.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$9.5
Number of Holdings:	49
Wtd. Avg. Market Cap (Billions):	$94.7
Median Market Cap (Billions):	$18.8
Turnover Rate:	0.8 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Developing Markets Growth Fund is found on page 19.

Sit U.S. Government Securities Fund

As of September 30, 2019

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)
U.S. Government Securities	**0.74**	**4.68**	**1.74**	**1.83**	**2.00**	**5.18**	**2.63**
Bloomberg Barclays Intermediate Government Index	1.18	7.52	1.82	2.18	2.34	5.38	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

CMO	59.6
FNMA Pass-Through	16.1
GNMA Pass-Through	11.8
FHLMC Pass-Through	5.9
Asset-Backed	1.9
SBA Pass-Through	1.1
U.S. Treasury/Federal Agy.	0.9
Cash & Other Net Assets	2.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$420.9
Average Maturity:	18.4 Years
Effective Duration:	2.7 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Bryce A. Doty, CFA, 29 years
Mark H. Book, CFA, 32 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit U.S. Government Securities Fund is found on the back page of this publication.

Sit Quality Income Fund

As of September 30, 2019

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Bryce A. Doty, CFA, 29 years
Mark H. Book, CFA, 32 years
Christopher M. Rasmussen, CFA, 19 years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)
Quality Income	**0.71**	**2.80**	**1.51**	**1.02**	**0.95**	**1.74**
Bloomberg Barclays U.S. 1-3 Gov't/Credit Index	0.69	4.64	1.82	1.59	1.36	

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	45.5
Corporate Bonds	24.6
Asset-Backed (non-agency)	8.0
Mortgage Pass-Through (Agy.)	7.3
CMO (non-agency)	6.6
Taxable Municipal	4.7
Taxable Municipal (Agy-Backed)	2.0
Cash & Other Net Assets	1.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$86.6
Average Maturity:	8.1 Years
Effective Duration:	1.3 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Quality Income Fund is found on page 19.

Sit Tax-Free Income Fund

As of September 30, 2019

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**1.68**	**6.98**	**3.58**	**4.44**	**5.05**	**5.22**
Bloomberg Barclays 5-Year Muni Index	0.54	6.02	2.15	2.25	2.89	4.91

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	2.03	38.8% Tax Rate	3.32
		40.8% Tax Rate	3.43

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	26.1
Multi Family Mortgage	20.4
Other Revenue	9.8
Education/Student Loan	6.9
Insured	6.5
General Obligation	6.1
Hospital / Health Care	4.5
Investment Companies	4.0
Sectors Less Than 4.0%	7.2
Cash and Other Net Assets	8.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$292.7
Average Maturity:	19.2 Years
Duration to Estimated Avg. Life:	4.5 Years

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Paul J. Jungquist, CFA, 25 years
 Todd S. Emerson, CFA, 24 years
 Kevin P. O'Brien, CFA, 16 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Tax-Free Income Fund is found on the last page of this publication.

Sit Minnesota Tax-Free Income Fund

As of September 30, 2019

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Paul J. Jungquist, CFA, 25 years
  Todd S. Emerson, CFA, 24 years
  Kevin P. O'Brien, CFA, 16 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**1.65**	**7.13**	**3.07**	**3.61**	**4.46**	**4.72**
Bloomberg Barclays 5-Year Muni Bond Index	0.54	6.02	2.15	2.25	2.89	4.22

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	1.88	44.83% Tax Rate	3.66
		46.63% Tax Rate	3.81

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top two tax brackets and a Minnesota tax rate of 9.85%.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	20.0
Single Family Mortgage	18.6
Hospital / Health Care	15.0
Education/Student Loan	14.0
General Obligation	8.4
Municipal Lease	4.9
Other Revenue	4.2
Utility	3.2
Sectors Less Than 3.0%	7.2
Cash and Other Net Assets	4.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$676.1
Average Maturity:	16.5 Years
Duration to Estimated Avg. Life:	4.6 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Minnesota Tax-Free Income Fund is found on page 19.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. More information on these risks considerations, as well as information on other risks to which the Fund is subject are included in each Fund's prospectus. Prospectuses may be obtained on the Sit Mutual Funds website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.

Principal investment risks of each Sit Mutual Fund:

Sit Balanced Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Developing Markets Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit ESG Growth Fund: Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Global Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit International Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Large Cap Growth Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Mid Cap Growth Fund: Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Minnesota Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws.

A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund.

The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Quality Income Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Small Cap Dividend Growth: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

(Principal investment risks of each Sit Mutual Fund are continued on next page.)

Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

In this issue,

Sit Mutual Funds Annual Shareholder Luncheon • Investment Outlook and Strategy Summary • Sit 2020 Investment Seminars • 2020 Retirement Contribution Limits • 2019 Year-End Fund Distributions • Sit Mutual Funds Third Quarter 2019 Performance

Principal investment risks of each Sit Mutual Fund (continued)

Sit Small Cap Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.
Sit Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.
Sit U.S. Government Securities Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211. Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.